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[X] Check this box if no longer     OMB Number:  3235-0362
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[ ] Form 3 Holdings Reported
[X] Form 4 Transactions Reported

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
     1934, Section 17(a) of the Public Utility Holding Company
     Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person
     Seymour Milstein
     1271 Avenue of the Americas, #4200
     New York, N.Y.  10020

2.   Issuer Name and Ticker or Trading Symbol

     Starrett Corporation (SHO)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     February, 1997

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
                    (Check all applicable)
     [   ]  Director               [   ]  10% Owner
     [   ]  Officer (give          [ X ]  Other (specify
                     title below)                 below)

     No longer beneficial holder of more than 10%

7.   Individual or Joint/Group Reporting (check applicable line)
     [ X ]  Form Filed by One Reporting Person
     [   ]  Form Filed by More than One Reporting Person

     Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security
     (Instr. 3)
     Common Stock, $1 par value

2.   Transaction Date (Month/Day/Year)
     12/30/96
     1/8/97

3.   Transaction Code (Instr. 8)
     J (as a result of contribution by SVM Holding Co. to the SVM
     Foundation)
     J (as a result of transfer of 500,000 shares by Builtland
     Partners without consideration to the Milstein Family
     Foundation)

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)
     Amount                   (A) or (D)     Price
      23,779                       D           -
     100,000                       D           -
                                   I
                                   I

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instr. 3 and 4)
                59,408
               120,000
                30,643
                10,000
     Total:    220,051

6.   Ownership Form:  Direct (D) or Indirect (I)
     (Instr. 4)
     I
     I
     I
     I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     Through SVM Holding Co.
     As Partner Builtland Partners
     As Partner Bradley
     By spouse^

^ The undersigned disclaims beneficial ownership of shares owned by spouse
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

     Table II  Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security
     (Instr. 3)

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr. 8)



5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D) (Instr. 3, 4, and 5)
          (A)       (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable         Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title                    Amount or Number of Shares

8.   Price of Derivative Security (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at
     End of Month (Instr. 4)

10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

                 Seymour Milstein
                /s/Seymour Milstein
                                                  March 26, 1997
               **Signature of Reporting Person    Date

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                                                  SEC 2270 (7-96)